

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2017

<u>Via E-mail</u>
Mark T. Lynn
Chief Executive Officer
Denim.LA, Inc.
8899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

> **Re: Denim.LA, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed August 16, 2017**
> **File No. 024-10718**

Dear Mr. Lynn:

We have reviewed your amended offering statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We have referred your filing to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

<u>Securities Being Offered, page 35</u>

2.   We note that the subscription agreement makes investors a party to the Investors' Rights Agreement, the First Refusal Agreement, and the Voting Agreement. Please revise the Securities Being Offered section to clearly disclose all material terms of these agreements that would be material to investors.

<u>Investment Management Agreement, page 43</u>

3.   We note your response to comment 1 and reissue the comment. Please disclose the material terms of your investment management agreement. For example only, a

discussion surrounding the requirements of when a super majority vote is required instead of a majority vote and the applicability of the agreement to transferees appears to be material to investors. Also, clarify what is meant by the ability to exercise and/or waive every right, power and authority with respect to these securities. Clarify whether this could allow the manager to force the sale of these securities. Additionally, we note your statement that there are no additional fees to the investor. Please clarify all fees and other forms of compensation, direct or indirect, payable by the company or investors that are related to this investment management agreement.

Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Andrew Stephenson, Esq.
        KHLK LLP